UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 10, 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On August 10, 2026, ReNew Energy Global Plc (“ReNew”), India’s leading decarbonization solutions company, announced that it has agreed to sell 1,055 MW of its solar projects in Rajasthan and Karnataka to Purvah Green Power Private Limited ("PGPPL"), a subsidiary of CESC Limited, at an enterprise value of approximately INR 50.8 billion (US$532 million)*. Of this, approximately INR 2.3 billion (US$24 million)* is contingent on change-in-law orders and expected to be received as an earn-out after initial payments are realized.

A definitive agreement to this effect was signed on August 10, 2026, among PGPPL, ReNew Solar Power Private Limited and the project SPVs namely ReNew Hans Urja Private Limited (RHUPL), ReNew Solar Photovoltaic Private Limited (RSPPL), ReNew Wind Energy (Karnataka 3) Private Limited (RWEK3PL), ReNew Wind Energy (MP Four) Private Limited (RWEMP4PL), ReNew Wind Energy (Karnataka 4) Private Limited (RWEKK4PL), and ReNew Agni Power Private Limited (RAPPL).

The transaction is expected to close following customary conditions and is projected to generate approximately INR 18.1 billion (US$190 million)* in cash inflow for ReNew, subject to closing adjustments.

RHUPL’s project located in Rajasthan was commissioned in December 2024, and has a 25-year Power Purchase Agreement ("PPA") with SECI at fixed tariff of INR 2.18 per unit.

RSPPL’s project located in Rajasthan was commissioned in March 2025, and has a 25-year PPA with SECI at fixed tariff of INR 2.18 per unit.

RWEK3PL’s project located in Karnataka was commissioned in March 2017, and has a 25-year PPA with a Karnataka Discom, BESCOM at a fixed tariff of INR 4.85 per unit.

RWEMP4PL’s project located in Karnataka was commissioned in April 2017, and has a 25-year PPA with BESCOM at a fixed tariff of INR 4.84 per unit.

RWEKK4PL’s project located in Karnataka was commissioned in March 2017, and has a 25-year PPA with a Karnataka Discom, HESCOM at fixed tariff of INR 4.86 per unit.

RAPPL’s project located in Karnataka was commissioned in March 2017, and has a 25-year PPA with HESCOM at a fixed tariff of INR 4.76 per unit.

*based on the exchange rate of $1 = INR 95.50

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results.

The Company’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company outline certain of these risks and uncertainties which may cause actual results to differ. Forward-looking statements should be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~20.2 GW (including 1.7 GW/6.2 GWh of BESS) on a gross basis as of May 18, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cells manufacturing capacity by another 4 GW, which is expected to be operational by December 2026. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

Anunay Shahi

Nitin Vaid

ir@renew.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer